FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of December 2015

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

The registrant hereby incorporates all parts of this Report on Form 6-K by reference into Registration Statement no. 333-207355 filed by the registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report on Form 6-K contains reference to a website of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such website.

22 December 2015

SANTANDER UK PLC

BOARD CHANGES

Santander UK today announces that Mike Amato and Antonio Escamez will be stepping down as Non-Executive Directors with effect from 31 December 2015.

- Ends -

For media enquiries, please contact:

Jennifer Scardino	(Director of Corporate Affairs and Marketing)	020 7756 4886

Additional information about Santander UK and Banco Santander, S.A.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. It has brought real competition to the UK, through its 1|2|3 products for retail customers and relationship banking model for UK SMEs. As at 30 June 2015, Santander UK was the most switched to bank, attracting 1 in 4 new retail customers. The bank serves more than 14 million active customers with c. 20,000 employees and operates through 900 branches and 68 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

About Us

Banco Santander (SAN.MC, STD.N, BNC.LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Santander is the largest bank in the euro zone by market capitalization and among the top 12 banks on a global basis. Founded in 1857, Santander had EUR 1.51 trillion in managed funds, 12,910 branches and 190,000 employees at the close of June 2015. In the first half of 2015, Santander made ordinary attributable profit of EUR 3,426 million, a 24% increase.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 23 December 2015	By / s / Shaun Coles
(Authorized Signatory)